Exhibit 17.1

March 9, 2012

Coyote Resources, Inc.
5490 Longley Lane
Reno, Nevada 89511

Attn: Board of Directors

I hereby tender and submit my resignation as a director Coyote Resources, Inc., a Nevada corporation (“Company”), effective on this 9th day of March 2012.  Such resignation is not the result of any disagreement with the policies, practices or procedures of the Company.

Sincerely,

/s/ Brittany Prager
Brittany Prager